

June 10, 2015

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

>   **Re: Assured Guaranty Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 26, 2015**
>   **File No. 1-32141**

Dear Mr. Bailenson:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Estimates and Assumptions, page 79

1. Although you identify, among others, that your estimates of expected losses are inherently subjective and complex, you do not appear to provide critical accounting estimates disclosure associated with these estimates and their impact on your loss reserves. It is apparent from disclosure in Note 6 on pages 177 and 179 that you provide some sensitivity discussion on your estimate of expected losses for U.S. first lien and second lien/HELOC RMBS contracts but do not quantify the impact on your loss reserves or provide sensitivity discussion for other significant expected losses, such as your other structured finance and U.S. public finance categories. Please tell us why such disclosure is not warranted or provide us proposed disclosure, including sensitivity to

changes in material assumptions, to be included in future periodic reports. Please see FRC 501.14 added by FR-72.

Notes to Consolidated Financial Statements
Note 7: Financial Guaranty Insurance Losses
Insurance Contracts' Loss Information, page 186

2. Although you provide a single "economic loss development" amount for each class of exposure in your net expected loss to be paid table on page 165, you do not appear to disclose or quantify the significant components of this development as required by ASC 944-40-50-9a2 and 50-9a3. Please provide us proposed revised disclosure to be included in future periodic reports including this information or tell us where you have made this disclosure in your filing.

Note 8: Fair Value Measurement
Measured and Carried at Fair Value
Fixed-Maturity Securities and Short-Term Investments, page 193

3. You disclose that the fair value of bonds in your investment portfolio is generally based on prices received from third party pricing services or alternative pricing sources. Please provide us proposed revised disclosure to be included in future periodic reports that describes the procedures you perform to validate the valuations received from third party pricing services or alternative pricing sources.

Note 11: Investments and Cash
Accounting Policy, page 218

4. You indicate that you record the non-credit component of the change in fair value of securities in OCI. Given that approximately 90.4% of your investment portfolio is managed by external investment managers and that you have granted discretionary investment authority to these managers as disclosed on page 17, please demonstrate to us how you have the ability to assert that you have the intent to hold, or will not more-likely-than-not be required to sell, securities in an unrealized loss position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant